UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
For the Month of August 2004
Harmony Gold Mining Company
Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)
Form 20-F X
Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes
No X

The Dust Jacket BOOK REVIEWS 19

The tough brings out the top

REVIEW "ROUND THE BLOCK"

If this is a glimpse of what the rest of Harmony's Annual Report is going to be like, then I'm really looking forward to October. *Round the Block* is likely to be the flagship chapter of this yearly tome, and it's setting a high standard for both honest writing and engaging reading.

Let's not mince words here. This book's riveting. You'll meet characters on extraordinary journeys through the twists and turns of mining economics. You'll hear first-hand accounts of how changing times resulted in smart adjustments. You'll see the Block Plan in a new light and understand how it informs a unique approach to mining. You'll feel the inspiration. You'll share in Harmony's dreams.

At times it's unnervingly realistic, written with such upfront honesty that you happily suffer a low blow because the authors don't pretend it's anything else. Written for the common bloke in a rare style that unearths gold in the grimmest of places. *Round the Block* is insightfully fresh yet reassuringly familiar. Imagine Calvino playing cards with Bosman in one of Hemingway's bars. It's not for the faint hearted. It's definitely for the brave.

ROUND THE BLOCK

You'll get the full *Round the Block* story in the Harmony Annual Report 2004, due out in October.

MORE ON BACK PAGE

HARMONY™

REVIEW FOR THE QUARTER ENDED 30 JUNE 2004

SHAREHOLDER INFORMATION
Issued share capital as at 30 June 2004
320 741 577
MARKET CAPITALISATION
At 30 June 2004
R20 928 million
At 30 June 2004
US$3 396 million
US$ per production ounce per annum - 3.3 million oz
US$1 029
US$ per reserve ounce - 66.2 million oz
US$55
US$ per resource ounce - 521,2 million oz
US$7
SHARE PRICE
12 month high (July 2003 - June 2004)
R122,60
12 month low (July 2003 - June 2004)
R59,50
12 month high (July 2003 - June 2004)
US$17.68
12 month low (July 2003 - June 2004)
US$9.25
FREE FLOAT
100%
ADR RATIO
1:1
JSE SECURITIES EXCHANGE SOUTH AFRICA
HAR
Range for the quarter
R59,50 - R98,50
Average volume for the quarter
1 270 792 shares per day
NEW YORK STOCK EXCHANGE
HMY
Range for the quarter
US$9.25 - US$15.61
Average volume for the quarter
1 162 484 shares per day

REVIEW FOR THE QUARTER AND FINANCIAL YEAR ENDED 30 JUNE 2004
QUARTERLY FINANCIAL HIGHLIGHTS
30 June 2004
31 March 2004
Cash operating profit
- Rand
(43 million) 134 million
- US$ (7 million) 20 million
Cash earnings
- SA cents per share
(15) 52
- US cents per shar e (2) 8
Basic earnings
- SA cents per share
(191) (31)
- US cents per shar e (29) (5)
Headline earnings
- SA cents per share
(131) (16)
- US cents per shar e (20) (2)
Fully diluted earnings
- SA cents per share
(191) (31)
- US cents per shar e (29) (5)
Gold produced
- kg
26 373 24 735
- oz 847 908 795 239
Cash costs
- R/kg
83 173 82 852
- $/oz 392 381
• growth projects on track
• restatement of ore reserves
• final dividend of 30 SA c.p.s.
(70 SA c.p.s. for 2003/04 financial year)
KEY INDICATORS
• record production - 11% annual increase
• R/kg gold price impacts on results
• restructuring for profitability at R75 000/kg
• CONOPS benefits start to show

0,37 – Industry actual for previous year in gold
0.4
0.35
0.3
0.25
0.2
0.15
0.1
0.05
0
2000
2001
2002
2003
2004
1st Qtr 2004
2nd Qtr 2004
3rd Qtr 2004
4th Qtr 2004

CHIEF EXECUTIVE'S REVIEW
"If the performance of the re-structured shafts is excluded, Harmony proved its ability during the current quarter to operate at cash costs of R80 918/kg. As we make furtherprogress with our re-structuring initiatives, we do expect the company to operate at cashcost levels below R80 000/kg. As in the past, we have proven our ability to survive and growduring these low gold price cycles in R/kg terms."
SAFETY REPORT
Although the company integrated the ARMgold and Free Gold Operations over the past year, the fatality injury rate improved, year on year. We achieved one million fatality free shifts as a company on 14 July 2004. It is the first time that this milestone has been reached since the merger between the companies was concluded. Eland Shaft and Welkom 1 achieved one million fatality free shifts on 21 June 2004.
Fatality injury rate (per million hours worked)

Total Ounces (Millions)
4
3.5
3
2.5
2
1.5
1
0.5
Record production
*
'97
'98
'99
'00
'01
'02
'03
'04
'05

* Estimated production profile at R82 000/kg

We regretfully report that during the June 2004 quarter, ten of our employees lost their lives at our operations. We offer our sincere condolences to the families, friends and relatives of the deceased.
RECORD PRODUCTION (+11% YEAR ON YEAR)
The impact of the strength of the South African Rand has clouded what can be described as a difficult but rewarding twelve months. The company continued to show an increase in gold produced, increasing by 11% from 3,0 million ounces to over 3,3 million ounces, year on year.
This was achieved against a background where total gold production from South Africa decreased by approximately 6% over the same period. The falling local gold price and rising working cost environment has seen South African gold production decrease by 13% to 338 tonnes year on year. In 1999 South Africa produced 425 tonnes of gold.
Even with the downscaling of some of our more marginal shafts, the benefits from CONOPS and the inclusion of Target Mine will see Harmony produce approximately 3,6 million ounces during the 2004/05 financial year.

A year on year analysis of our results indicates the following:
Year-on-year variance analysis
Year ended
Year ended
Variance
June 2004
June 2003
%
Production - kg 103 127 93 054 11
- oz 3 315 595 2 991 734 11
Revenue - R/kg 85 219 96 663 (12)
- US$/oz 385 329 17
Working costs - R/kg 79 599 71 146 (12)
- US$/oz 360 242 (49)
U/g working costs - R/tonne 433 384 (13)
Cash operating profit - (R'm) 580 2 374 (76)
Cash operating profit margin - % 7 26 (73)
Cash earnings per share - cents 229 1 334 (83)
EPS (cents) - cents (206) 359 (157)
During the year we concluded the ARMgold merger as well as the acquisition of Avgold. Both these transactions have impacted positively on the company's sustainability under the declining gold price scenario.
It has however also been a period in which our revenue in R/kg terms decreased by 12% from R96 663/kg to R85 219/kg. As a result of the growth in production, the company managed to sustain revenue levels of R8,8 billion (R9,0 billion - for year ending 2002/03). A 24% increase in actual working costs following a 9% increase in underground tonnages and a 12% increase in cost per tonne resulted in a net cash operating profit of R580 million compared to R2,4 billion previously reported. Cash operating profit margins decreased from 26% to 7%.
The past six months has probably been the most difficult period we have experienced in our recent history of seven years. Over the past few years we have built up a track record of paying dividends in good and in challenging times and proved that we can survive and grow the company.
Due to the company's consistent ability to generate cash earnings, the board felt that a final dividend of 30 cents would be appropriate at this time. Dividends declared for the 2003/04 financial year totals 70 cents.

Financial year
Financial year
Earnings per share
ended
ended
(South African cents)
June 2004
June 2003
Cash earnings 229 1 334
Basic (loss)/earnings (206) 359
Headline (loss)/earnings (287) 661
Fully diluted (loss)/earnings (205) 359
Delivery of our growth projects continue
The company continued with the development and delivery of its five growth projects in South Africa. During the quarter the board approved the A$177 million Hidden Valley Project in PNG. Capital expenditure increased by 68% from R519 million to R871 million during the year. These projects will deliver growth in production at higher recovery grades and lower cash working costs.
By continuing the capital expenditure programmes, we aim to optimise the value from these growth projects. The legacy of the South African mining industry has been one of expanding during times when the gold price is high, and mine them during low gold price cycles, thereby diluting returns. By being able to build these projects during difficult times, we plan to optimise the returns to all stakeholders during good times.
Harmony successfully concludes the acquisition of Avgold
On 11 May 2004 the company announced that the scheme of arrangements to acquire Avgold has been sanctioned by the High Court of South Africa and was subsequently registered by the Registrar of Companies. This concluded the acquisition of Avgold and the scheme became operative on 24 May 2004. Results for two months have been included in our annual and June 2004 quarterly results.
We now own Target Mine in the Free State. This mine is expected to produce in excess of 300 000 ounces per annum at a cash cost of US$230/oz. This operation has an expected life of mine in excess of 18 years with a declared ore resource of some 13,2 million ounces of which 5,4 million ounces are in the reserve category.
Included in the transaction is the prospective Target North Project area which has a resource of 59,6 million ounces.

We own the world's largest ore resource
Despite the current gold price scenario, we continue to be bullish on the longer term outlook for the gold price in R/kg terms, using R92 000/kg for our ore resource calculations. We still own the world's largest ore resource, a total of 521 million ounces, which is an increase of 27% from the previous year's 410 million ounces. With the inclusion of the ARMgold, Target and Abelle reserves and the exclusion of the reserves from the marginal shafts (both on ongoing operations as well as on the shafts which have been downscaled or placed on "care and maintenance" programmes), the company today has 62,2 million ounces available for mining.
A year on year reconciliation of our ore reserves is as follows:
AU tonnes
AU Moz
Balance at June 2003 1 926 61,9
Mined during current financial year (113) (3,3)
Added through acquisitions 233 7,4
Less: Impact of downscaling marginal shafts
(119) (3,8)
Balance at June 2004 1 927 62,2
At a gold price of R82 800 per kg, the company's ore reserves, at a higher average grade of 5,35 g/t, decrease to 55 million ounces. The opposite applies in the case of a higher gold price of R101 200/kg. The available ore reserves increase from 62 million ounces to 65 million ounces, whilst the average grade decreases from 5,10 g/t to 4,74 g/t

Finalising our agreement with the National Union of Mineworkers (NUM)
The past financial year has also been a period in which our good working relationships with the respective labour unions were reinforced. We made significant progress with the restructuring and rightsizing activities that were announced during the previous quarter.

On 2 April 2004, we announced that the company had commenced a restructuring process following the current weakness of the gold price in R/kg terms. Some of our older shafts, which had come to the end of their economic lives, were jointly evaluated and a process to down-scale production at the shafts was initiated.

The company met with the respective unions and associations involved on numerous occasions, and an agreement was concluded on Friday, 16 July 2004. The main objective of the agreement is to avoid or minimise compulsory retrenchment as a result of the restructuring process.

The agreement makes provision for the following:
(i) the re-training and redeployment of employees affected by the down-scaling and mothballing of certain shafts. The extent of the success of this exercise will be dependent on the implementation of CONOPS at Randfontein, Elandsrand, Masimong and the original Harmony shafts;
(ii) it was agreed that by identifying areas where production was either in a decline or growth phase, the effective utilisation of employees could be addressed;
(iii)
it was acknowledged that the implementation of CONOPS at the abovementioned operations is crucial to the success of the plan, and discussions to this extent should continue at operational level;
(iv)
it was proposed that joint task teams be established at operational level to continue with the activities related to the retraining and redeployment of employees, and the implementation of the agreed principles;
(v) the joint task teams will also monitor applications for voluntary retrenchment, and
(vi)
the company would consider proposals put forward by the union to investigate the creation of a vehicle to accommodate mines/shafts that have been identified for downscaling or will be put on a care and maintenance programme.

CONOPS (continuous operations) refers to the practice where a mine operates on all the days of the year, including Sundays. Workers operate on a roster or shift arrangement which sees them work the same amount of hours per week and therefore the company needs to employ more people in order to facilitate working the additional days.

Currently most gold mines in South Africa operate for approximately 273 days per year. The successful introduction of CONOPS can increase this number to 353 days per year (excluding the 12 public holidays). This will result in a 12% increase in labour on the shafts as well as a 5% reduction in unit cost/tonne.
The shafts currently affected by downscaling activities are:
Average per month
Merriespruit
Deel-
Eland
Orkney
Welkom
3
kraal
Shaft
Nyala
6
1
Tonnes ('000) 35 32 25 15 15 15
Kg's 134 154 125 54 35 67
Yield 3,8 4,8 5,0 3,7 2,4 4,4
R/kg costs 128 469 134 661 119 564 179 858 118 099 117 129
R/tonne costs 484 640 595 662 286 519
The shafts produced an average of 569 kg per month or 220 000 oz per annum for the previous financial year.
Currently CONOPS has been agreed to on approximately half of our mines. CONOPS is currently being phased in, allowing for the establishment of working places and re-training of employees who are being redeployed. Cost and volume benefits from the successful introduction of CONOPS will become evident as the phasing-in continues.
THE PAST QUARTER IN REVIEW
The company reported cash operating profits of R14,8 million from our "steady state" shafts, down from R174,8 million for the March 2004 quarter. If the operating loss of R57,8 million from the shafts currently in a re-structuring phase is included, the company made an operational loss of R43,0 million.

The company's performance is highlighted in the following tables:
Quarter ended
Quarter ended
Variance
Production
June 2004
March 2004
%
Steady state shafts (kg) 25 212 23 399 8
Restructured shafts (kg) 1 161 1 336 (13)
Total production (kg) 26 373 24 735 7
Total production (oz) 847 908 795 239 7
Revenue R/kg 81 543 88 277 (8)
Revenue US$/oz 384 406 (5)
CONOPS, although not completely implemented throughout the operations, has started to deliver benefits.
Underground tonnage from our steady state shafts increased by 302 000 tonnes or 8% to 4 070 000 tonnes. Target accounted for 207 000 tonnes of the increase. Recovery grade for these shafts was 1% higher at 5,28 g/t. This resulted in a 1 824 kg or 9% increase in gold produced.
Due to the downscaling activities underway, shafts under re-structuring reported a decline in production. Overall production increased by 7% from 24 735 kg to 26 373 kg.
In US Dollar terms the gold price was 5% lower at US$384/oz. The impact of the further strengthening of the South African Rand was evident in R/kg terms where the price received was 8% lower at R81 543/kg.
Quarter ended
Quarter ended
Variance
June 2004
March 2004
%
Cash costs R/kg
Steady state shafts
80 918 80 801 -
Restructured shafts 132 146 118 760 (11)
Total operations 83 173 82 852 -
Cash costs US$/oz
Steady state shafts
381 371 (3)
Restructured shafts 623 546 (14)
Total operations 392 382 (3)
Exchange rate
6,60 6,77 (3)

Despite the inclusion of additional costs related to CONOPS, the company maintained the cash costs from our steady state operations at the R81 000/kg levels reported for the March 2004 quarter. Due to the lower production at the shafts currently being re-structured, the cash costs of these shafts increased by 11% to R132 146/kg.
We anticipate that the benefits from our re-structuring initiatives throughout the company will start to show during the September 2004 quarter and cash costs are expected to be reduced to below R80 000/kg. This will be the case despite the implementation of the annual wage increase of 7% for the forthcoming year, which is part of the two- year wage agreement negotiated during the previous year.
We plan to increase our cash operating profit margin levels back to 10%.
A number of extra-ordinary charges were incurred during the quarter:
• costs incurred and provided for relating to the re-structuring of the loss-making shafts totalled R183,8 million;
•
during the year Harmony's equity investment in Avmin (ARM) was diluted from 34,5% to 19%. This was the result of a scheme of arrangement between Avmin, Harmony and ARMI, effective 23 April 2004. As from this date it was no longer appropriate for them to continue equity accounting for the investment in ARM.
The net result of this was that at an accounting loss of R163,3 due to the dilution of Harmony's interest was brought to book. This was offset by the profit Harmony made on the Kalplats disposal of R38,5. In future ARM will be reflected as a listed investment with no equity accounting for income from it as an associate in Harmony's books. This listed investment will be marked to market on the balance sheet on a quarterly basis;
•
negative movement in the mark to market of financial instruments of R109,5 million. This is a result of the stronger Rand associated with the currency hedge inherited with the acquisition of Avgold and the settlement of the hedge obligations as they were due. The higher Australian Dollar gold price resulted in a negative mark to market on the Australian hedge book of R31 million;
• amortisation charges increased by R28,3 million with the inclusion of Target;
•
during the quarter Bendigo, in which Harmony had a 31,8% stake, announced that it had secured A$115 million through the placement of shares for the development of its New Bendigo Gold project. Our stake was subsequently diluted to 13%. An impairment of R75,0 million was brought to book.

A quarter on quarter cash operating profit variance analysis
Cash operating profit - March 2004 R134,2 million
- volume increase (tonnes) R73,0 million
- working cost increase (R149,4 million)
- recovery grade increase (g/t) R87,0 million
- Rand gold price decrease (R/kg) (R170,6 million)
- loss at re-structured operations (R57,7 million)
- previous quarter re-structuring costs R40,5 million
- net variance (R177,2 million)
Cash operating loss - June 2004 (R43,0 million)
Analysis of earnings per share (SA cents)
Earnings per share
Quarter ended
Quarter ended
(SA cents)
June 2004
March 2004
Cash (loss)/earnings (15) 52
Basic loss (191) (31)
Headline loss (131) (16)
Fully diluted loss (191) (31)
Reconciliation between basic and headline loss
Headline loss in cents
per share
Quarter ended
Quarter ended
June 2004
March 2004
Basic loss (191) (31)
Profit on sale of mining assets (15) (1)
Profit on sale of Kalplats (13) -
Loss on dilution of ARM Limited 55 -
Bendigo impairment 26 -
Amortisation on ARMgold goodwill 7 16
Headline loss (131) (16)

Our cash earnings for the year to date total 229 cents per share. Fully diluted loss per share for the financial year totals 205 cents per share. During the corresponding period in the 2003 financial year, the company returned earnings of 359 cents per share.
STRATEGIC INVESTMENTS
•
Abelle Limited
On 15 March 2004 Harmony announced that it had made an off market cash offer to acquire all the ordinary shares, listed options and unlisted options in Abelle Limited that it did not already own.
The Harmony offer, valued at approximately R620 million or A$125 million, consisted of the following:
- A$2.00 for each Abelle share;
- A$1.70 for each of the listed options in Abelle; and
-
a price equal to the difference between the cash price offered to Abelle shareholders and the exercise price for each of the unlisted options.
The offers were made by Harmony's wholly-owned subsidiary, Harmony Gold Australia Pty Limited, which held 83.2% of Abelle's ordinary shares and 69,7% of Abelle's listed options.
All the conditions precedent were met and Harmony proceeded with the compulsory acquisition of the outstanding shares. At 30 June 2004 Abelle was a 100% owned subsidiary of Harmony.
Abelle has been a majority owned subsidiary of Harmony since the close of Harmony's initial offer to Abelle shareholders in May 2003. Since then, Abelle has pursued a strategy of focusing on its three major world-class projects in Papua New Guinea.
At Hidden Valley, where a resource of 4.72 million ounces of gold and 56 million ounces of silver has been identified, a feasibility study has been completed for the development of this asset and the permitting process is currently underway. Phase I of the project, which was approved by the board, will include the building of an open pit mine and processing facility, which will produce an average of approximately 300 000 oz of gold and 4.5 million ounces of silver per annum, commencing early in 2006. The capital requirements of the project envisage a maximum cash outflow of A$177 million (±US$124 million) and the project has a rate of return of 28% at current precious metal prices and exchange rates. It is expected that significant quantities of gold currently in the resource category will in due course be converted to reserves thus enhancing the life and value of this project.

The Wafi project, which lies 70 km from Hidden Valley and which is located on a major epithermal gold mineralisation system, has been the focus of an intensive drilling campaign over the past year. The activities have to date successfully increased the gold resources within the higher grade portion of the orebody from 4,3 million ounces to 6,3 million ounces. In addition, a further 2 million ounces of gold in low grade ores have been identified to date. This project will in 2004 be the focus of continued intensive drilling programmes aimed at increasing resources and reserves and at optimising the treatment process for these ores. Feasibility studies aimed at establishing a major gold mine at this site will be undertaken as soon as reasonably practical.
Gulpu Copper - Gold project is a classic porphyry style mineralised system located only 1.4 km from Wafi. To date a resource of 118 million tonnes @ 1,4 % copper and 0,84 g/t gold containing 1,63 million tonnes of copper metal and 2,8 million ounces of gold have been identified. This project is currently the subject of a pre feasibility study.
QUARTERLY OPERATIONAL REVIEW
A quarter on quarter operating profit analysis of the various operations is as follows:
Operations
June 2004
March 2004
Variance
(R million)
(R million)
(R million)
Free State growth 67 118 (51)
Free State marginal (70) (8) (62)
Evander 1 (4) 5
Randfontein 4 14 (10)
Elandsrand (25) 2 (27)
Welkom/Orkney - 31 (31)
Kalgold 3 (4) 7
Operations under restructuring (58) (41) (17)
Australian Operations 35 26 9
Total (43) 134 (177)

A detailed analysis of the operations is as follows:
Free State Growth Operations - Target starts to contribute
June 2004
March 2004
U/g tonnes milled ('000) 1 341 1 091
U/g recovery grade (g/t) 6,08 6,21
U/g kilograms produced (kg) 8 148 6 780
U/g working costs (R/kg) 73 194 71 029
U/g working costs (R/tonne) 445 441
These operations reported a 43% or R50,4 million reduction in cash operating profit, down from R117,5 million to R67,1 million.
Total working costs of R596,4 million were 24% or R114,8 million higher than the R481,6 million reported for the March 2004 period. Costs of approximately R110 million can be associated with the 23% increase in underground tonnage.
Target Mine has been included in our results for the first time. For this quarter a total of 207 000 tonnes at a grade of 8,04 g/t (1 662 kg) is attributable to Harmony. Cash working costs of R47 703/kg were achieved. In R/tonne terms, costs were R383/tonne. This operation remains extremely profitable, even in this R/kg gold price environment, delivering a cash operating profit of R56,9 million for the period.
Negotiations for the introduction of CONOPS at Masimong 5 Shaft continues. The shaft however reported similar tonnages of 225 000 for the current quarter (March 2004 - 227 000 tonnes). A lower recovery grade of 5,63 g/t compared to the previous quarter's 5,94 g/t resulted in gold recovered being lower at 1 268 kg (March 2004 - 1 347 kg). Cash operating profit from the shaft declined from R28,7 million to R15,9 million, mainly as a result of the lower gold price and marginally lower gold production.
Production at Bambanani was affected by three fires in the higher-grade section of the mine. All three were sealed and are in the process of being extinguished. Despite a lack of flexibility, tonnage from underground was supplemented by mining in lower-grade areas. The shaft managed to increase tonnage by 12% quarter on quarter, up from 334 000 to 347 000 tonnes. At a lower recovery grade of 5,31 g/t compared to the 6,07 g/t of the previous quarter, net gold recovery was 9% lower at 1 845 kg. Cash costs following the increase in tonnage and the cost of implementing CONOPS saw an increase of 6% to R175,5 million. Further performance improvements are expected from this shaft.

The implementation of CONOPS at Tshepong has made good progress. Increased development to allow for increased production is proceeding to plan. During May and June 2004, the shaft achieved record centares broken of 41 022 and 41 075 respectively. Underground tonnages increased by 10% from 392 000 tonnes to 433 000 tonnes. Despite a slightly lower recovery grade of 6,64 g/t (March 2004 - 7,30 g/t) net gold recovered was higher at 2 874 kg. In line with the increased tonnage from CONOPS and increased development, working costs increased by only 4% from R420/tonne to R438/tonne. When measured in R/kg terms, cash costs increased by 15% from R57 520/kg to R66 013/kg.
Masimong 4 Shaft, which has been under a 60 day review period, showed some improvement during the June 2004 quarter. However better results need to be achieved and the introduction of CONOPS could make this shaft profitable. Although tonnages milled only increased from 67 000 tonnes to 68 000 tonnes, a higher recovery grade of 4,19 g/t (March 2004 - 3,98 g/t) resulted in a 6% improvement in gold recovered. Total gold recovered was 285 kg. Working costs in R/kg terms decreased by 10% from R118 010/kg to R105 742/kg.
Tshepong Decline Expansion Project
The project is proceeding well with the installation of the conveyor belt system being completed by September 2004.
Development metres are expected to increase as the 69 Level Station breakaway has been reached. More development ends are now available.
Progressive expenditure on the project to date totals R99,4 million.
Phakisa Shaft Project
A re-evaluation of the project by the Harmony project team indicated that by shortening the main shaft to 54 metres below 77 Level and developing a decline to access the three levels below, the project returns could be enhanced. A further benefit was that an additional 500 000 m2 would be added to the current life of mine plan.
The production start-up date of November 2007 remains intact.
Despite the expenditure of an additional R63,3 million for the decline, the NPV of the project improved from R965 million to R1 030 million and the IRR from 25% to 27%, respectively.

Surface
CHANGE TO EQUIP STAGE
Koepe Winder
54 Level
55 Level
RAW to upcast #
59 Level
Clear Water Dam
NYALA
Conveyor Ore to Nyala
63 Level
66 Level
69 Level
71 Level
73 Level
75 Level
77 Level
ORE RESERVE 21° DIP
VENT PASSES
79 Level
10° TWIN DECLINE
Permanent Pump-station and Conveyor Settlers
ADDITIONAL BLUE SKY ORE RESERVE

Phakisa Shaft
Masimong Expansion Project
The development project for opening up the orebodies on the Basal Reef as well as B - Reef is on target, with the required metres being achieved (within cost budget) in the last quarter.
Capital cost update
R million
Final estimated cost
152,6
Capital spent
89,6
Remaining capital
63,0

Financial evaluation update
Gold price (kg)
R80 000
NPV at 7,5%
R54,7 m
IRR
35%
Masimong Expansion Project - capital expenditure profile
0
5
10
15
20
25
30
35
40
45
2002 2003 2004 2005 2006
Act sunk
Forecast

Free State Leverage Operations - downscaling to profitability
June 2004
March 2004
U/g tonnes milled ('000) 1 132 989
U/g recovery grade (g/t) 3,94 4,11
U/g kilograms produced (kg) 4 460 4 065
U/g working costs (R/kg) 95 393 92 668
U/g working costs (R/tonne) 376 381
These operations which consist of the original Harmony shafts and some Free Gold shafts, returned a cash operating loss of R64,2 million. The operations reported a 14% increase in underground tonnage at a lower recovery grade of 3,94 g/t, which resulted in a 10% net increase of gold recovery from 4 065 kg to 4 460 kg.
Costs increased in line with the increase in tonnage to R425,5 million. Due to the lower recovery grade, working costs in R/kg increased from R92 668/kg to R95 393/kg. These shafts will see improvements as downscaling activities are implemented. By ensuring their profitability, albeit at lower production levels, significant optionality to a change in gold price in R/kg terms is retained.
Shafts included under this section are Joel, Kudu, West Shaft, Nyala, St Helena, Harmony 2, Merriespruit 1 and 3 Shafts, Unisel and Brand 3 and 5 Shafts.
The introduction of CONOPS at these shafts could ensure profitability. The future of these shafts will in the short- term be determined by their ability to address both their working cost and grade profiles.

Evander Operations - CONOPS assist in turnaround
Evander reported a profit of R0,6 million for the quarter compared to a loss of R4,4 million for the March 2004 quarter.
June 2004
March 2004
U/g tonnes milled ('000) 478 482
U/g recovery grade (g/t) 6,19 5,08
U/g kilograms produced (kg) 2 959 2 448
U/g working costs (R/kg) 80 859 89 919
U/g working costs (R/tonne) 501 457
As planned, both Evander 7 and 8 Shafts reported higher recovery grades. As the main contributors to this operation, good performance from these two shafts ensures profitability.
CONOPS has been fully implemented at Evander 7 Shaft. This, together with the action plan focussed on addressing the low mine call factor, has delivered returns. Tonnage increased from 129 000 to 132 000 tonnes. More significant was the 38% increase in recovery grade, up from 4,47 g/t to 6,16 g/t. When measured in R/kg terms, cash costs decreased from R95 617/kg to R75 347/kg. Due to the costs related to increased tonnage from underground and CONOPS related activities, net costs increased from R428/tonne to R464/tonne.
Due to an initial lack in mining flexibility, CONOPS has so far only been partially introduced at Evander 8 Shaft. Due to the lack of higher grade mining areas, less emphasis was placed on delivering lower grade volumes, but rather focussed on profitability. Tonnage was 7% lower at 139 000 tonnes. At a higher recovery grade of 7,10 g/t compared to the 4,75 g/t of the March 2004 quarter, net gold recovered increased by 39% to 984 kg. Cash costs in R/kg terms decreased by R21 794/kg or 23% to R72 621/kg. Due to our focus on smaller volumes at higher grades, net costs increased from R448/tonne to R 516/tonne.
The introduction of CONOPS at Evander 2 Shaft is progressing well but the results have been inconsistent to date. The shaft managed to increase its production by 14% from 101 000 tonnes to 115 000 tonnes quarter on quarter. At a higher recovery grade of 5,78 g/t (March 2004 - 5,73 g/t) net gold produced increased by 15% from 580 kg to 666 kg. Although actual working costs increased by 9%, costs when measured in both R/kg and R/tonne terms decreased. In R/kg cash costs decreased from R93 705/kg to R90 313/kg and from R537/tonne to R522/tonne.
Both Evander 5 and 9 Shafts experienced difficult quarters. Evander 5 Shaft, although being down on tonnage due to difficult ground conditions in shaft pillar areas, saw recovery grades increase from 6.9 g/t to 7.4 g/t. Due to lower kg recovered, cash costs increased from R77 388/kg to R79 949/kg. An improved performance is expected during the current quarter.
The future of Evander 9 Shaft under the current R/kg gold price conditions is being revisited.

Randfontein Operations - good performance during difficult times
June 2004
March 2004
U/g tonnes milled ('000) 615 623
U/g recovery grade (g/t) 4,55 4,54
U/g kilograms produced (kg) 2 797 2 828
U/g working costs (R/kg) 78 156 82 825
U/g working costs (R/tonne) 355 376
Randfontein reported a cash operating profit of R4,4 million compared to R13,7 million for the previous quarter. This excellent performance followed a R15,6 million or 7% reduction in underground working costs.
Underground tonnages were 8 000 tonnes lower at 615 000 tonnes at a similar recovery grade of 4,55 g/t, resulting in gold recovered being slightly lower at 2 797 kg.
Cooke 1 Shaft reported a 6% decline in production, down from 134 000 tonnes to 126 000 tonnes. At similar recovery grades of 6,02 g/t (March 2004 - 6,00 g/t), net gold recovered was 6% lower at 755 kg. Good working cost control however resulted in cash costs decreasing from R67 172/kg to R64 522/kg and in unit costs reducing from R403/tonne to R388/tonne.
Cooke 2 Shaft also experienced a drop in tonnage, down by 4% from 155 000 tonnes to 149 000 tonnes. Recovery grades at this shaft were marginally lower at 4,01 g/t (March 2004 - 4,07 g/t). As in the case of Cooke 1, this shaft also managed their costs well with cash costs decreasing from R92 325/kg to R87 648/kg and R376/tonne to R352/tonne. This shaft needs to return to profitability in the short term with higher grade areas being targeted.
Underground tonnage from Cooke 3 Shaft was marginally lower at 210 000 tonnes (March 2004 - 212 000 tonnes). At a slightly higher recovery grade of 4,51 g/t compared to the 4,46 g/t of the previous quarter, net gold recovered decreased by 2% to 936 kg. Despite reporting improvements in the cash cost structure of the shaft, costs remain too high. Cash costs of R85 648/kg and R382/tonne were reported.
Doornkop Shaft reported much improved results. Tonnage increased by 7% from 122 000 tonnes to 131 000 tonnes. At a higher recovery grade of 3,89 g/t (March 2004 - 3,59 g/t) the shaft increased net gold recovered by 16% to 509 kg. In both R/kg and R/tonne costs, the shaft made significant improvements. Cash costs in R/kg terms decreased by 18% to R73 458/kg and by 11% to R286/tonne.

Doornkop South Reef Project
Access development on 197 Level has commenced and will be ramped up. A raise line on 192 Level, West 3 has been started for the purpose of overstoping.
Preparatory work in the main shaft, which will provide for autonomous sinking operations below 132 Level, commenced at the end of June 2004.
Raise boring operations for the second outlet shaft and the main shaft sinking operation have commenced on both 126 Level and 192 Level. The second outlet shaft is due for completion in September 2004. This multipurpose shaft will provide for a doubling of ventilation air to the sub shaft, serve as a second outlet and will have the ability to transport material. The main shaft has been raise bored between 192 and 197 Levels and the pilot hole between 197 and 212 is complete. Reaming was completed by 17 July 2004.
The updated schedule provides for the main shaft to be commissioned in July 2006 and for production to ramp up to 135 000 tonnes per month by October 2008.
Capital cost update
R million
Final estimated cost 1 270,6
Capital spent 111,2
Remaining capital 1 159,4
Capital expenditure profile
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Actual spent
13
98
111
Forecast
145
173
160
160
161
142
117
37
26
26
10
3
1,160
Total
13
98
145
173
160
160
161
142
117
37
26
26
10
3
1,271

Financial evaluation update
Gold price (kg) R80 000
NPV at 7,5% R430 m
IRR 36%
The Harmony shaft project team is currently re-engineering the project and an update will be provided by next quarter.
Elandsrand Operations - more focus and attention required
June 2004
March 2004
U/g tonnes milled ('000) 268 317
U/g recovery grade (g/t) 6,97 6,11
U/g kilograms produced (kg) 1 867 1 938
U/g working costs (R/kg) 96 103 86 706
U/g working costs (R/tonne) 669 530
Our Elandsrand Operations reported a cash operating loss of R25,3 million compared to a profit of R2,0 million for the March 2004 quarter.
Underground tonnages were 49 000 tonnes or 15% less at 268 000 tonnes. Although recovery grades improved by 15% to 7,0g/t from the 6,1g/t, net gold recovered was lower at 1 867 kg compared to 1 938 kg for the previous quarter.
During the quarter, production at the shaft was influenced by a blockage in the orepass system and a seismic event which affected tonnes and grade.
Working costs were R11,4 million or 7% higher at R179,4 million. Due to the lower gold recovered, costs in R/kg terms increased from R86 706/kg to R96 102/kg.
Cost/tonne increased by approximately 26% from R530/tonne to R669/tonne due to the separation of waste and reef tonnes. Run of mine hoisting was stopped at the end of February 2004. Although the mine hoisted 17 000 tonnes less waste this quarter, cash costs did not decrease in line with production. Our aim is to return this mine to profitability in the short-term. One of our senior managers, as well as an experienced engineer, has been re- deployed to the mine to effect the turnaround. Our focus is on optimising mining activities in the old section of the mine whilst developing the New Mine Project.

Elandsrand New Mine Project
Work in this section of the deepened mine continues as per plan. Sub projects that were completed or progressed in the past quarter include:
•
the reef silos between 113 and 115 Levels are complete;
•
the 113 Level conveyor installation is 60% complete. Completion of this conveyor installation will ensure availability of a reef system within the next quarter;
•
settler dam No. 1, lining and sealing complete. Steelwork equipping of this dam commenced and will be completed by the end of August 2004.
102 Level
The 35 line will hole during the quarter and equipping commenced in July 2004. 37 raise line development commenced. Crosscut development is currently up to the 39 line.
105 Level
33 crosscut intersected the reef during May 2004. Capital crews will be moving to the lower levels during August 2004.
109 and 113 Levels
50% of the problematic Cobra Dyke has been negotiated successfully. Development progressed well in the past month and the cover- drilling programme remains in place to ensure safe progress through the dyke.
Capital expenditure update
R million
Final estimated cost 609,8
Capital spent to date 354,3
Capital to be spent 255,5

Annual capital expenditure profile
2001
2002
2003
2004
2005
2006
2007
2008
Total
Actual sunk 36 107 106 105
354
Forecast 92 95 65 4
256
Total
36
107
106
105
92
95
65
4
610
Financial evaluation update
Gold price (kg) R80 000
NPV at 7,5% R670 m
IRR 26%
Welkom/Orkney Operations - we need to re-establish profitability
June 2004
March 2004
U/g tonnes milled ('000) 236 266
U/g recovery grade (g/t) 5,36 6,06
U/g kilograms produced (kg) 1 264 1 612
U/g working costs (R/kg) 82 460 69 708
U/g working costs (R/tonne) 442 422
These operations reported a R31,3 million reduction in cash operating profit, down from R31,5 million to R0,2 million. As planned underground tonnage decreased by 30 000 tonnes to 236 000 tonnes and at a lower recovery grade of 5,36g/t, net gold recovery was 22% or 348 kg less at 1 264 kg. In line with the lower tonnages, cash working costs were R8,2 million lower at R104,2 million. Establishing profitability is the focus in the short term and improvements are expected in the current quarter.

Kalgold Operations - return to form
June 2004
March 2004
Opencast tonnes milled ('000) 379 315
Opencast recovery grade (g/t) 1,75 1,55
Kilograms produced (kg) 664 488
Working costs (R/kg) 75 693 95 777
Working costs (R/tonne) 133 148
These operations were returned to Harmony during the previous quarter following the cancellation of the sale agreement with the Afrikander Lease Limited. As expected these operations reported significantly improved results, reporting a cash operating profit of R2,5 million compared to a loss of R3,9 million for the March 2004 quarter.
Tonnage treated increased by 20% or 64 000 tonnes to 379 000 tonnes. The recovery grade improved from 1,55 g/t to 1,75 g/t. Overall gold recovery increased by 36% to 664 kg.

Burnside JV (50%)
Maud Creek
Brisbane
Mt Magnet
South Kal
Perth
Sydney

AUSTRALIAN OPERATIONS - IMPROVED PERFORMANCE AND RESULTS
Mount Magnet
Mount Magnet showed improvements in all the key parameters of tonnage milled, grade and working costs. The combination of these factors together with a higher Australian Dollar gold price improved the operating profit for the quarter from A$2,85 million for the March quarter to A$3,8 million for June. Production of gold decreased from 46 063 oz to 44 451 oz.
The main contributors to the improved result were increases in tonnage and in grade from both the underground operations due to the continuation of "de-bottlenecking" at Hill 50, following the rehabilitation of the ventilation system, and to better than expected grades from some of the remnant orebodies at Star.
Tonnages were slightly down but grades were up from the open pit operations as the higher-grade ores from the base of the St George and Watertank Hill pits were accessed.
Mt Muro (30%)
Waf
i
Morobe
Bendigo (13%)

Continued exploration success at the base of the Star Underground Mine will further extend the life of this operation into 2005.
Contracts for establishing the portal and the start of development of the new St George underground mine are being finalised with the aim of starting underground development on exploration discovery in the September 2004 quarter.
South Kal Mines
South Kal Mines had yet another steady quarter with production of 26 814 oz compared to 27 731 oz for March. Operating profits improved from A$2,25 million to A$3,34 million.
Tonnages from underground were slightly down on the previous quarter, but good cost control resulted in similar profit levels. The open pit mines produced higher tonnes at a similar grade but with lower unit costs to register a significant turnaround in profit.
Encouraging results continue to be obtained from the development drive and exploration drilling into the Mount Marion West orebody discovery.

CAPITAL EXPENDITURE
Actual
Forecast
Operational Capex
June 2004
September 2004
Free State Growth 33 20
Free State Marginal 3 -
Evander 17 17
Randfontein 20 5
Restructured Operations 1 -
Australian Operations 26 35
Total Operational Capex
100
77
Project Capex
Doornkop South Reef 33 32
Elandsrand New Mine 26 23
Tshepong North Decline 10 23
Phakisa Shaft 49 21
Target Shaft 8 17
Nyala Shaft 5 5
Total Project Capex
131
121
Total Capex
Free State Growth 100 86
Free State Marginal 8 -
Evander 17 17
Randfontein 53 37
Elandsrand New Mine 26 23
Restructured Operations 1 -
Australian Operations 26 35
Total Capex
231
198

NOTICE OF FINAL DIVIDEND
A dividend No. 79 of 30 cents per ordinary share being the final dividend for the financial year ending 30 June 2004, has been declared payable on 6 September 2004 to those shareholders recorded in the register of the company at the close of business on 3 September 2004.
The dividend is declared in the currency of the Republic of South Africa. Dividend cheques will be posted and electronic funds transferred on or about 6 September 2004 to certificated shareholders. Dematerialised shareholders will have their accounts at their CSDP or broker credited on 6 September 2004.
Any change in address or dividend instruction to apply to this dividend must be received by the company's transfer secretaries or registrar not later than 27 August 2004.
This announcement will be mailed to all registered holders on or about 9 August 2004.
SALIENT DATES
Last day to trade ordinary shares cum dividend 27 August
Ordinary shares trade ex dividend from 30 August
Record date 3 September
Payment due 6 September
Share certificates may not be dematerialised or rematerialised between Monday, 30 August 2004 and Friday, 3 September 2004, both days inclusive.
By order of the Board
M P van der Walt
Company Secretary
Virginia
30 July 2004

OPERATING AND FINANCIAL RESULTS
(Rand/metric)
* The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.
Underground production - South Africa
FS
FS
Rand-
Elands-
Orkney/
Sub-
Growth Marginal
Evander
fontein
rand
Welkom
total
Ore milled - t'000
Jun-04
1 341
1 132
478
615
268
236
4 070
Mar-04 1 091 989 482 623 317 266 3 768
Gold produced - kg
Jun-04
8 148
4 460
2 959
2 797
1 867
1 264
21 495
Mar-04 6 780 4 065 2 448 2 828 1 938 1 612 19 671
Yield - g/tonne
Jun-04
6,08
3,94
6,19
4,55
6,97
5,36
5,28
Mar-04 6,21 4,11 5,08 4,54 6,11 6,06 5,22
Cash operating
Jun-04
73 194
95 393
80 859
78 156
96 103
82 460
82 036
costs - R/kg
Mar-04 71 029 92 668 89 919 82 825 86 706 69 708 80 984
Cash operating
Jun-04
445
376
501
355
669
442
433
costs - R/tonne
Mar-04 441 381 457 376 530 422 423
Working revenue
Jun-04
663 484
361 238
239 843
222 388
154 083
104 431  1 745 467
(R'000)
Mar-04 599 082 359 090 215 705 247 220 169 987 143 904  1 734 988
Cash operating
Jun-04
596 387
425 452
239 263
218 602
179 423
104 229  1 763 356
costs (R'000)
Mar-04 481 579 376 694 220 122 234 229 168 037 112 369              1 593 030
Cash operating
Jun-04
67 097
(64 213)
580
3 786
(25 341)
202
(17 889)
profit (R'000)
Mar-04 117 503 (17 604) (4 416) 12 991 1 950 31 535 141 959

OPERATING AND FINANCIAL RESULTS
(Rand/metric)
* The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.
Surface production -
South Africa
South
Aus- Harmony-

Free
Rand-
Sub- Opencast
Africa
tralia excluding
*
Harmony
State
fontein
total
Kalgold
Total
Total
Restruct
Restruct
Total

1 549
569
2 118
379
6 567
1 137
7 704
268
7 972
  1 741 557 2 298 315 6 381 1 061 7 441 329 7 770
678
159
837
664
22 996
2 216
25 212
1 161
26 373
  795 150 945 488 21 104 2 295 23 399 1 336 24 735

0,44
0,28
0,40
1,75
3,50
1,95
3,27
4,33
3,31
  0,46 0,27 0,41 1,55 3,31 2,17 3,14 4,06 3,18
90 449
77 748
88 037
75 693
82 071
68 948
80 918
132 146
83 173
  76 825 82 847 77 781 95 777 81 182 77 280 80 801 118 760 82 851
40
22
35
133
287
134
265
572
275
  35 22 32 148 268 167 254 482 264

55 966
12 964
68 930
52 762  1 867 159
187 700 2 054 859
95 677   2 150 536
  70 633 13 113 83 746 42 835 1 861 569 203 879 2 065 448 118 071 2 183 519
61 325
12 362
73 687
50 260  1 887 303
152 790 2 040 093
153 421   2 193 514
  61 076 12 427 73 503 46 739 1 713 272 177 387 1 890 659 158 664 2 049 323
(5 359)
602
(4 757)
2 502
(20 144)
34 910
14 766
(57 744)
(42 978)
9 557 686 10 243 (3 904) 148 298 26 491 174 789 (40 592) 134 197
Ore milled - t'000
Jun-04
Mar-04
Gold produced - kg
Jun-04
Mar-04
Yield - g/tonne
Jun-04
Mar-04
Cash operating
Jun-04
costs - R/kg
Mar-04
Cash operating
Jun-04
costs - R/tonne
Mar-04
Working revenue
Jun-04
(R'000)
Mar-04
Cash operating
Jun-04
costs (R'000)
Mar-04
Cash operating
Jun-04
profit (R'000)
Mar-04

TOTAL OPERATIONS - QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2004
2004 2003
Ore milled - t'000
7 972
7 770 7 228
Gold produced - kg
26 373
24 735 21 992
Gold price received - R/kg
81 543
88 277 83 770
Cash operating costs - R/kg
83 173
82 852 75 433
R million
R million R million
Gold sales
2 151
2 183 1 842
Cash operating costs
2 194
2 049 1 659
Cash operating (loss)/profit
(43)
134 183
Other income - net
40
62 61
Employment termination and restructuring costs
(184)
(14) (11)
Corporate, marketing, new business expenditure
(32)
(34) (38)
Exploration expenditure
(21)
(14) (24)
Income from associates
46
33 33
Loss on dilution of ARM Limited
(124)
- -
Interest paid
(99)
(97) (86)
Depreciation and amortisation
(280)
(251) (140)
Reversal/(provision) for rehabilitation costs
58
(12) 30
(Loss)/gain on financial instruments
(110)
48 220
Profit/(loss) on foreign exchange
14
(11) (133)
Impairment of investments and assets
(75)
- (598)
Loss before tax
(810)
(156) (503)
Current tax - benefit/(expense)
30
11 (28)
Deferred tax - benefit
203
67 53
Net loss before minority interests
(577)
(78) (478)
Minority interests
18
(3) -
Net loss
(559)
(81) (478)

TOTAL OPERATIONS - QUARTERLY FINANCIAL RESULTS
(Rand/metric) (unaudited) (continued)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2004
2004 2003
R million
R million R million
(Loss)/earnings per share - cents * - Basic loss
(191)
(31) (259)
- Basic (loss)/earnings before impairment
(165)
(31) 65
- Headline (loss)/earnings
(131)
(16) 44
- Fully diluted loss **
(191)
(31) (259)
Dividends per share - (cents) - Interim
-
40 -
- Proposed final
30
- 150
Prepared in accordance with International Financial Reporting Standards.
*
Calculated on weighted number of shares in issue at quarter end June 2004: 292.9 million (March 2004: 258.4 million)
(June 2003: 184.3 million).
** Calculated on weighted average number of diluted shares in issue at quarter end June 2004: 293.2 million (March 2004:
  257.0 million)
(June 2003: 184.3 million).
Reconciliation of headline (loss)/earnings:
Net loss
(559)
(81) (478)
Adjustments:
- Profit on sale of assets
(44)
(2) (38)
- Profit on disposal of Kalplats
(39)
- -
- Profit on disposal of Bissett
(1)
- -
- Loss on dilution of ARM Limited
163
- -
- Amortisation of goodwill
21
42 -
- Impairment of mining assets
-
- 598
- Impairment of Bendigo
75
- -
Headline (loss)/earnings
(384)
(41) 82

TOTAL OPERATIONS - ANNUAL FINANCIAL RESULTS
(Rand/metric)
Year ended
Year ended Year ended
30 June
30 June 30 June
2004
2003 2004
Pro forma
including ARMgold
in September
2003 Quarter
Ore milled - t'000
30 781
28 238 32 519
Gold produced - kg
103 127
93 054 110 547
Gold price received - R/kg
85 219
96 663 85 317
Cash operating costs - R/kg
79 599
71 146 79 029
R million
R million R million
(reviewed)
(audited) (unaudited)
Gold sales
8 788
8 995 9 432
Cash operating costs
8 208
6 621 8 736
Cash operating profit
580
2 374 696
Other income - net
231
287 283
Employment termination and restructuring costs
(230)
(47) (238)
Corporate, marketing, new business expenditure
(160)
(144) (172)
Exploration expenditure
(83)
(75) (83)
Income from associates
54
57 50
Profit/(loss) on sale and dilution of listed investments
398
(54) 398
Interest paid
(389)
(321) (418)
Depreciation and amortisation
(919)
(582) (943)
Reversal/(provision) for rehabilitation costs
18
(5) 11
(Loss)/gain on financial instruments
(223)
440 (223)
Loss on listed investments
-
(9) -
Loss on foreign exchange
(2)
(192) (2)
Impairment of investments and assets
(88)
(812) (88)
(Loss)/income before tax
(813)
917 (729)
Current tax - expense
(60)
(294) (78)
Deferred tax - benefit
354
20 345
Net (loss)/income before minority interests
(519)
643 (462)
Minority interests
(4)
(4) (4)
Net (loss)/income
(523)
639 (466)

TOTAL OPERATIONS - ANNUAL FINANCIAL RESULTS
(Rand/metric) (continued)
Year ended
Year ended Year ended
30 June
30 June 30 June
2004
2003 2004
Pro forma
including ARMgold
in September
2003 Quarter
R million
R million R million
(reviewed)
(audited) (unaudited)
(Loss)/earnings per share - cents * - Basic (loss)/earnings
(206)
359 (193)
- Basic (loss)/earnings before impairment
(172)
815 (157)
- Headline (loss)/earnings
(287)
661 (319)
- Fully diluted (loss)/earnings **
(205)
359 (192)
Dividends per share - (cents) - Interim
40
125 40
- Proposed final
30
150 30
Prepared in accordance with International Financial Reporting Standards.
* Calculated on weighted number of shares in issue at year ended June 2004: 253.6 million (June 2003: 178.0 million).
** Calculated on weighted average number of diluted shares in issue at year ended June 2004: 254.9 million (June 2003:
178.3 million).
Reconciliation of headline (loss)/earnings:
Net (loss)/earnings
(523)
639 (466)
Adjustments:
- Profit on sale of assets
(58)
(61) (60)
- Profit on disposal of Highland and High River - net of tax
(464)
- (464)
- Profit on disposal of Kalplats
(39)
- (39)
- Profit on disposal of Bissett
(1)
- (1)
- Loss on dilution of ARM Limited
163
- 163
- Amortisation of goodwill
105
- 105
- Impairment of mining assets
-
598 -
- Impairment of Bendigo and other investments
88
- 88
Headline (loss)/earnings
(729)
1 176 (673)

ABRIDGED BALANCE SHEET AT 30 JUNE 2004
(Rand)
At 30 June 2004
At 31 March 2004 At 30 June 2003
R million
R million R million
(reviewed)
(unaudited) (audited)
ASSETS
Non-current assets
Property, plant and equipment
22 244
14 821 9 969
Investments
2 612
1 130 868
Investments in associates
124
2 604 1 398
Intangible assets
2 267
2 761 -
27 247
21 316 12 235
Current assets
Inventories
531
455 454
Receivables
860
452 771
Cash and cash equivalents
1 413
2 337 1 687
2 804
3 244 2 912
Total assets
30 051
24 560
15 147

At 30 June 2004
At 31 March 2004 At 30 June 2003
R million
R million R million
(reviewed)
(unaudited) (audited)
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
21 166
14 678 6 874
Fair value and other reserves
(1 462)
(376) (242)
Retained earnings
1 078
1 636 1 996
20 782
15 938 8 628
Minority interest
-
147 120
Non-current liabilities
Long-term borrowings*
2 846
2 795 2 415
Net deferred taxation liabilities
2 660
2 706 1 534
Net deferred financial liabilities
570
299 283
Long-term provisions
798
852 633
6 874
6 652 4 865
Current liabilities
2 395
1 823 1 534
Total equity and liabilities
30 051
24 560
15 147
Number of ordinary shares in issue
320 741 577
258 469 684
184 854 115
Net asset value per share (cents)
6,479
6,223
4,732
Basis of accounting
The unaudited results for the quarter and the year have been prepared on the International Financial Reporting Standards ("IFRS") basis. These consolidated statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
Audit review
The year end results have been reviewed in terms of Rule 3.23 of the Listing Requirements of the JSE Securities Exchange South Africa by the company's auditors, PricewaterhouseCoopers Inc. The unqualified review opinion is available on request from the Company Secretary.
* The issue of the convertible bonds was offset by the payment of outstanding long-term loans.

OPERATING AND FINANCIAL RESULTS
(US$/imperial)
* The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.
Underground production - South Africa
FS
FS
Rand-
Elands-
Orkney/
Sub-
Growth Marginal
Evander
fontein
rand
Welkom
total
Ore milled - t'000
Jun-04
1,479
1,248
527
678
296
260
4,488
Mar-04 1,202 1,091 532 687 350 293 4,155
Gold produced - oz
Jun-04
261,963
143,392
95,134
89,925
60,025
40,638
691,077
Mar-04 217,980 130,692 78,705 90,922 62,308 51,827 632,434
Yield - oz/t
Jun-04
0.18
0.11
0.18
0.13
0.20
0.16
0.15
Mar-04 0.18 0.12 0.15 0.13 0.18 0.18 0.15
Cash operating
Jun-04
345
450
381
368
453
389
387
costs - $/oz
Mar-04 326 426 413 381 398 320 372
Cash operating
Jun-04
61
52
69
49
92
61
60
costs - $/t
Mar-04 59 51 61 50 71 57 57
Working revenue
Jun-04
100,555
54,748
36,350
33,704
23,352
15,827
264,536
($'000)
Mar-04 88,491 53,041 31,862 36,517 25,109 21,256 256,276
Cash operating costs
Jun-04
90,386
64,480
36,262
33,130
27,193
15,796
267,247
($'000)
Mar-04 71,134 55,642 32,514 34,598 24,821 16,598 235,307
Cash operating profit
Jun-04
10,169
(9,732)
88
574
(3,841)
31
(2,711)
($'000)
Mar-04 17,356 (2,600) (652) 1,919 288 4,658 20,969

OPERATING AND FINANCIAL RESULTS
(US$/imperial)
* The restructured shafts consist of the Deelkraal operations, Eland shaft (part of Freegold operations), Orkney 3 and 6 shafts and Welkom 1 shaft.
Surface production -

South Africa
South
Aus-    Harmony
-
Free
Rand-
Sub-  Opencast
Africa
tralia   excluding
*
Harmony

State
fontein
total
Kalgold
Total
Total
Restruct
Restruct
Total

1,708
627
2,335
418
7,242
1,254
8,495
296
8,791
  1,920 614 2,534 347 7,036 1,169 8,205 363 8,568

21,798
5,112
26,910
21,348
739,335
71,246
810,581
37,327
847,908
  25,560 4,823 30,383 15,689 678,506 73,786 752,292 42,953 795,245

0.01
0.01
0.01
0.05
0.10
0.06
0.10
0.13
0.10
  0.01 0.01 0.01 0.05 0.10 0.06 0.09 0.12 0.09

426
367
415
357
387
325
381
623
392
353 381 357 440 373 355 371 546 381

5
3
5
18
39
18
36
79
38
  5 3 4 20 36 22 34 65 35

8,482
1,965
10,447
7,996
282,979
28,447
311,426
14,500
325,926
  10,433 1,937 12,370 6,327 274,973 30,115 305,088 17,440 322,529

9,294
1,874
11,168
7,617
286,032
23,156
309,188
23,252
332,440
9,022 1,836 10,857 6,904 253,068 26,202 279,270 23,436 302,706

(812)
91
(721)
379
(3,053)
5,291
2,238
(8,752)
(6,514)
  1,412 101 1,513 (577) 21,905 3,913 25,818 (5,996) 19,822
Ore milled - t'000
Jun-04
Mar-04
Gold produced - oz
Jun-04
Mar-04
Yield - oz/t
Jun-04
Mar-04
Cash operating
Jun-04
costs - $/oz
Mar-04
Cash operating
Jun-04
costs - $/t
Mar-04
Working revenue
Jun-04
($'000)
Mar-04
Cash operating costs
Jun-04
($'000)
Mar-04
Cash operating profit
Jun-04
($'000)
Mar-04

TOTAL OPERATIONS - QUARTERLY FINANCIAL RESULTS
(US$/imperial) (unaudited)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2004
2004 2003
Ore milled - t'000
8 791
8 568 7 971
Gold produced - oz
847 908
795 245 707 053
Gold price received - $/oz
384
405 337
Cash operating costs - $/oz
392
381 303
$ million
$ million $ million
Gold sales
326
322 239
Cash operating costs
333
302 215
Cash operating (loss)/profit
(7)
20 24
Other income - net
6
9 8
Employment termination and restructuring costs
(28)
(2) (1)
Corporate, marketing, new business expenditure
(5)
(5) (5)
Exploration expenditure
(3)
(2) (3)
Income from associates
7
5 4
Loss on dilution of ARM Limited
(19)
- -
Interest paid
(15)
(14) (11)
Depreciation and amortisation
(42)
(37) (18)
Reversal/(provision) for rehabilitation costs
9
(2) 4
Loss/(gain) on financial instruments
(17)
7 28
Profit/(loss) on foreign exchange
2
(2) (18)
Impairment of investments and assets
(11)
- (77)
Loss before tax
(123)
(24) (65)
Current tax - benefit/(expense)
5
2 (4)
Deferred tax - benefit
31
10 7
Net loss before minority interests
(87)
(12) (62)
Minority interests
2
- -
Net loss
(85)
(12) (62)

TOTAL OPERATIONS - QUARTERLY FINANCIAL RESULTS
(US$/imperial) (unaudited) (continued)
Quarter ended
Quarter ended Quarter ended
30 June
31 March 30 June
2004
2004 2003
$ million
$ million $ million
(Loss)/earnings per share - cents * - Basic loss
(29)
(5) (34)
- Basic (loss)/earnings before impairment
(25)
(5) 8
- Headline (loss)/earnings
(20)
(2) 6
- Fully diluted loss **
(29)
(5) (34)
Dividends per share - (cents) - Interim

- Proposed final 5 - 19
Currency conversion rates average for the quarter: June 2004: US$1=R6.60 (March 2004: US$1=R6.77) (June 2003: US$1=R7.73).
* Calculated on weighted number of shares in issue at quarter end June 2004: 292.9 million (March 2004: 258.4 million)
(June 2003: 184.3 million).
** Calculated on weighted average number of diluted shares in issue at quarter end June 2004: 293.2 million (March 2004:
 257.0 million)
(June 2003: 184.3 million).
Reconciliation of headline (loss)/earnings:
Net loss
(85)
(12) (62)
Adjustments: - Profit on sale of assets
(7)
- (5)
- Profit on disposal of Kalplats
(6)
- -
- Loss on dilution of ARM Limited
25
- -
- Amortisation of goodwill
3
6 -
- Impairment of mining assets
-
- 77
- Impairment of Bendigo
11
- -
Headline (loss)/earnings
(59)
(6) 10

TOTAL OPERATIONS - ANNUAL FINANCIAL RESULTS
(US$/imperial) (unaudited)
Year ended
Year ended Year ended
30 June
30 June 30 June 2004
2004
2003 Pro forma
including ARMgold
in September
2003 Quarter
Ore milled - t'000
33 943
31 139 35 860
Gold produced - oz
3 315 595
2 991 734 3 554 152
Gold price received - $/oz
385
329 385
Cash operating costs - $/oz
360
242 357
$ million
$ million $ million
Gold sales
1 276
985 1 370
Cash operating costs
1 192
725 1 269
Cash operating profit
84
260 101
Other income - net
32
31 41
Employment termination and restructuring costs
(33)
(5) (35)
Corporate, marketing, new business expenditure
(23)
(16) (25)
Exploration expenditure
(12)
(8) (12)
Income from associates
8
6 7
Profit/(loss) on sale and dilution of listed investments
58
(6) 58
Interest paid
(57)
(35) (61)
Depreciation and amortisation
(133)
(64) (137)
Reversal/(provision) for rehabilitation costs
3
(1) 2
(Loss)/gain on financial instruments
(32)
48 (32)
Loss on foreign exchange
-
(21) -
Impairment of investments and assets
(13)
(89) (13)
(Loss)/income before tax
(118)
100 (106)
Current tax - expense
(9)
(32) (11)
Deferred tax - benefit
52
2 50
Net (loss)/income before minority interests
(75)
70 (67)
Minority interests
(1)
- (1)
Net (loss)/income
(76)
70 (68)

TOTAL OPERATIONS - ANNUAL FINANCIAL RESULTS
(US$/imperial) (unaudited) (continued)
Year ended
Year ended Year ended
30 June
30 June 30 June 2004
2004
2003 Pro forma
including ARMgold
in September
2003 Quarter
$ million
$ million $ million
(Loss)/earnings per share - cents * - Basic (loss)/earnings
(30)
39 (28)
- Basic (loss)/earnings before impairment
(25)
76 (23)
- Headline (loss)/earnings
(42)
72 (46)
- Fully diluted (loss)/earnings **
(30)
39 (28)
Dividends per share - (cents) - Interim
6
14 6
- Proposed final
5
16 5
Currency conversion rates average for the year ended June 2004: US$1=R6.89 (June 2003: US$1=R9.13).
* Calculated on weighted number of shares in issue at year ended June 2004: 253.6 million (June 2003: 178.0 million).
** Calculated on weighted average number of diluted shares in issue at year ended June 2004: 254.9 million (June 2003:
178.3 million).
Reconciliation of headline (loss)/earnings:
Net (loss)/earnings
(76)
70 (68)
Adjustments:
- Profit on sale of assets
(8)
(7) (9)
- Profit on disposal of Highland and High River - net of tax
(67)
- (67)
- Profit on disposal of Kalplats
(6)
- (6)
- Loss on dilution of ARM Limited
24
- 24
- Amortisation of goodwill
15
- 15
- Impairment of mining assets
-
65 -
- Impairment of Bendigo and other investments
13
- 13
Headline (loss)/earnings
(105)
128 (98)

ABRIDGED BALANCE SHEET AT 30 JUNE 2004
(US$) (unaudited)
At 30 June
At 31 March At 30 June
2004
2004 2003
US$ million
US$ million US$ million
ASSETS
Non-current assets
Property, plant and equipment
3 572
2 345 1 327
Investments
419
179 116
Investments in associates
20
412 186
Intangible assets
364
437 -
4 375
3 373 1 629
Current assets
Inventories
85
72 60
Receivables
138
71 103
Cash and cash equivalents
227
370 225
450
513 388
Total assets
4 825
3 886
2 017
EQUITY AND LIABILITIES
Share capital and reserves
Issued capital
3 399
2 322 915
Fair value and other reserves
(235)
(59) (32)
Retained earnings
173
258 266
3 337
2 521 1 149
Minority interest
-
23 16
Non-current liabilities
Long-term borrowings*
457
442 322
Net deferred taxation liabilities
427
428 204
Net deferred financial liabilities
92
47 38
Long-term provisions
128
135 84
1 104
1 052 648
Current liabilities
384
290 204
Total equity and liabilities
4 825
3 886
2 017
Number of ordinary shares in issue
320 741 577
258 469 684
184 854 115
Net asset value per share (US cents)
1 040
984
630
Basis of accounting
The unaudited results for the quarter and the year have been prepared on the International Financial Reporting Standards ("IFRS") basis. These consolidated statements are prepared in accordance with IAS 34, Interim Financial Reporting. The accounting policies are consistent with those applied in the previous financial year.
* The issue of the convertible bonds was offset by the payment of outstanding long-term loans.
Balance sheet converted at conversion rates of: US$1 = R6.23 (March 2004: R6.32) (June 2003: R7.51).

CONDENSED STATEMENT OF CHANGES IN EQUITY
FOR THE 12 MONTHS ENDED 30 JUNE 2004
Issued            Fair
value
share             and
other
Retained
capital
reserves
earnings
Total
R million
R million
R million
R million
(Reviewed)
Balance as 1 July 2003
6 874 (242) 1 996 8 628
Issue of share capital 14 292 - - 14 292
Currency translation adjustment and other - (1 220) - (1 220)
Net loss - - (523) (523)
Dividends paid - - (395) (395)
Balance at 30 June 2004
21 166 (1 462) 1 078 20 782
(Audited)
Balance at 1 July 2002
5 547 88 2 328 7 963
Issue of share capital 1 327 - - 1 327
Currency translation adjustment and other - (330) - (330)
Net earnings - - 639 639
Dividends paid - - (971) (971)
Balance at 30 June 2003
6 874 (242) 1 996 8 628
Issued            Fair
value
share            and
other
Retained
capital
reserves
earnings
Total
US$ million
US$ million
US$ million
US$ million
(Unaudited)
Balance at 1 July 2003
1 104 (39) 321 1 386
Issue of share capital 2 295 - - 2 295
Currency translation adjustment and other - (196) - (196)
Net loss - - (85) (85)
Dividends paid - - (63) (63)
Balance at 30 June 2004
3 399 (235) 173 3 337
(Unaudited)
Balance at 1 July 2002
739 12 310 1 061
Issue of share capital 176 - - 176
Currency translation adjustment and other - (44) - (44)
Net earnings - - 85 85
Dividends paid - - (129) (129)
Balance at 30 June 2003
915 (32) 266 1 149
Balances translated at closing rates of: June 2004: US$1 = R6.23 (June 2003: R7.51).

SUMMARISED CASH FLOW STATEMENT
FOR THE THREE MONTHS ENDED 30 JUNE 2004
Three
Three
Three
Three
months
months
months
months
ended
ended
ended
ended
31 March
30 June
30 June
31 March
2004
2004
2004
2004
US$ million
US$ million
R million
R million
(unaudited)
(unaudited)
(unaudited)
(unaudited)
(10)
(82)   Cash flow from operating activities
(564)
(68)
Cash flow from investing activities
- - Cash held by subsidiaries at acquisition 1 -
- 2 Net proceeds on disposal of listed investments 14 -
(33) (10)   Net additions to property, plant and equipment (71) (228)
- (87)   Other investing activities (600) -
(33)
(95)   Cash utilised by investing activities
(656)
(228)
Cash flow from financing activities
(13) 72 Long-term loans - net 498 (92)
1 (11)   Ordinary shares issued - net of expenses (76) 5
(15) - Dividends paid - (103)
(27)
61
Cash generated/(utilised) by financing activities
422
(190)
9
(27)   Foreign currency translation adjustments
(126)
(65)
(61) (143)   Net decrease in cash and equivalents (924) (551)
431 370 Cash and equivalents - beginning of quarter 2 337 2 888
370
227
Cash and equivalents - end of quarter
1 413
2 337
Operating activities translated at average rates of: June 2004 quarter: US$1 = R6.60 (March 2004 quarter: R6.77).
Closing balance translated at closing rates of: June 2004: US$1 = R6.23 (March 2004: R6.32).

SUMMARISED CASH FLOW STATEMENT FOR THE 12 MONTHS ENDED 30 JUNE 2004
12
12
12
12
months
months
months
months
ended
ended
ended
ended
30 June
30 June
30 June
30 June
2003
2004
2004
2003
US$ million
US$ million
R million
R million
(unaudited)
(unaudited)
(reviewed)     (unaudited)
144
(72)   Cash flow from operating activities
(498)
1 317
Cash flow from investing activities
9 106 Cash held by subsidiaries at acquisition 730 79
96 146 Net proceeds on disposal of listed investments 1 008 876
(102) (97)   Net additions to property, plant and equipment (669) (935)
(112) (87)   Other investing activities (600) (1 025)
(109)
68
Cash generated/(utilised) by investing activities
469
(1 005)
Cash flow from financing activities
(52) 50 Long-term loans - net 343 (477)
140 - Ordinary shares issued - net of expenses 2 1 275
(106) (57)   Dividends paid (395) (968)
(18)
(7)   Cash utilised by financing activities
(50)
(170)
69
13
Foreign currency translation adjustments
(195)
104
86 2 Net (decrease)/increase in cash and equivalents (274) 246
139 225 Cash and equivalents - 1 July 1 687 1 441
225
227
Cash and equivalents - 30 June
1 413
1 687
Operating activities translated at average rates of: June 2004: US$1 = R6,89 (June 2003: R9,13).
Closing balance translated at closing rates of: June 2004: US$1 = R6,23 (June 2003: R7,51).

GROUP COMMODITY, CURRENCY, INTEREST AND LEASE RATE CONTRACTS
AT 30 JUNE 2004
Commodity contracts
Maturity schedule of the Harmony group's commodity contracts by type at 30 June 2004
30 June
30 June
30 June
30 June
2006
2007
2008
2009
Total
Forward sales agreements
Ounces 108 000 147 000 100 000 100 000 455 000
A$/ounce 510 515 518 518 515
Calls contracts sold
Ounces 40 000 - - - 40 000
A$/ounce 552 - - - 552
148 000 147 000 100 000 100 000 495 000
These contracts are classified as speculative and the marked-to-market movement is reflected in the income statement.
The mark-to-market of these contracts was a negative R260 million (US$42 million) at 30 June 2004. These values were based on a gold price of US$393 (A$571) per ounce, exchange rates of US$1/R6.2275 and A$1/US$0.6894 and prevailing market interest rates at the time. These valuations were provided by independent risk and treasury management experts.
Gold lease rates
Harmony holds certain gold lease rate swaps which were acquired through its acquisitions of New Hampton and Hill 50. These instruments are all treated as speculative. The mark-to-market of the above contracts was a positive R8 million (US$1 million) at 30 June 2004, based on valuations provided by independent treasury and risk management experts.
Interest rate swaps
The Group has interest rate swap agreements to convert R600 million of its R1,2 billion fixed rate bond to variable rate debt. The interest rate swap runs over the term of the bond, interest is received at a fixed rate of 13% and the company pays floating rate based on JIBAR plus a spread raging from 1.8% to 2.2%.
These transactions which mature in June 2006 are designated as fair value hedges. The marked-to-market value of the transactions was a negative R17 million (US$3 million) at 30 June 2004, based on the prevailing interest rates and volatilities at the time.

Currency contracts
30 June
30 June
2005
2006
Total
Forward exchange contracts and calls sold
US$ million 79 40 119
Average strike US$/R 9.073 9.543 9.229
Harmony inherited these contracts with the acquisition of Avgold. The contracts are classified as speculative and the mark-to-market movement is reflected in the income statement.

The mark-to-market of these contracts was a negative R300 million (US$48 million) at 30 June 2004. These values were based upon an exchange rate of US$1/R6.2600 and prevailing market interest rates at the time. Independent risk and treasury management experts provided these valuations.

Z B Swanepoel
Chief Executive
Virginia
30 July 2004

DEVELOPMENT RESULTS
(metric)
Quarter ended 30 June 2004
Channel
Channel
Reef
Sampled
width
value
Gold
metres
metres
(cm's)
(g/t)
(cmg/t)
Randfontein
VCR Reef 1 277 1 059 89 14,83 1 314
UE1A 1 966 1 760 121 8,47 1 022
E8 Reef 179 168 155 3,69 572
Kimberley Reef 1 195 827 163 6,37 1 039
South Reef 0 0 0 0,00 0
All Reefs
4 617
3 814
122
8,88
1 087
Free State
Basal 2 174 1 710 81 9,47 767
Leader 1 065 702 174 6,86 1 194
A Reef 543 504 148 4,93 729
Middle 140 194 225 3,41 768
B Reef 614 584 54 38,74 2 092
All Reefs
4 536
3 694
111
9,47
1 052
Evander
Kimberley Reef 2 776 2 544 60 13,02 781
Elandskraal
VCR Reef 726 464 104 8,28 858
Orkney
Vaal Reef 28 34 100 3,77 377
VCR 0 0 0 0,00 0
All Reefs
28
34
100
3,77
377
Free Gold
Basal 2 064 2 000 78 19,47 1 521
Beatrix 518 408 80 10,58 845
Leader 90 99 177 3,95 700
All Reefs
2 672
2 507
82
16,75
1 379
Target
Leader 1 019 489 434 5,31 2 303

DEVELOPMENT RESULTS
(imperial)
Quarter ended 30 June 2004
Channel
Channel
Reef
Sampled
width
value
Gold
feet
feet
(inches)
(oz/t)
(in.ozt)
Randfontein
VCR Reef 4 188 3 475 35 0,43 15
UE1A 6 450 5 774 47 0,26 12
E8 Reef 586 551 61 0,11 7
Kimberley Reef 3 919 2712 64 0,19 12
South Reef 0 0 0 0,00 0
All Reefs
15 143
12 512
48
0,25
12
Free State
Basal 7 133 5 610 32 0,28 9
Leader 3 494 2 303 69 0,20 14
A Reef 1 781 1 654 58 0,14 8
Middle 459 636 89 0,10 9
B Reef 2 014 1 916 21 1,14 24
All Reefs
14 881
12 119
44
0,27
12
Evander
Kimberley Reef 9 108 8 346 24 0,37 9
Elandskraal
VCR Reef 2 381 1522 41 0,24 10
Orkney
Vaal Reef 91 112 39 0,11 4
VCR 0 0 0 0,00 0
All Reefs
91
112
39
0,11
4
Free Gold
Basal 6 771 6 562 31 0,56 17
Beatrix 1 700 1 339 31 0,31 10
Leader 294 325 70 0,11 8
All Reefs
8 765
8 226
32
0,49
16
Target
Leader 3 342 1 604 171 0,15 26

CONTACT DETAILS
Harmony Gold Mining Company Limited
Corporate Office
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
First Floor
4 The High Street
Melrose Arch, 2196
Johannesburg
South Africa
Telephone: +27 11 684 0140 Fax:
+27 11 684 0188
Website: http://www.harmony.co.za
Directors
P T Motsepe (Chairman)
Z B Swanepoel (Chief Executive)
F Abbott, F Dippenaar, V N Fakude, T S A Grobicki
W M Gule, D S Lushaba, R P Menell, M Motloba, Dr M Z Nkosi
M F Pleming, N Qangule, Lord Renwick of Clifton KCMG*
C M L Savage
*British
Investor Relations
Ferdi Dippenaar
Marketing Director
Telephone: +27 11 684 0140
Fax:
+27 11 684 0188
E-mail: fdippenaar@harmony.co.za
Corné Bobbert
Investor Relations Officer
Telephone: +27 11 684 0146
Fax:
+27 11 684 0188
E-mail: cbobbert@harmony.co.za
Marian van der Walt
Company Secretary
Telephone: +27 11 411 2037
Fax:
+27 11 411 2398
E-mail: mvanderwalt@harmony.co.za
South African Share Transfer Secretaries
Ultra Registrars (Pty) Ltd
PO Box 4844
Johannesburg, 2000
Telephone: +27 11 832 26520
 Fax:
+27 11 834 4398
United Kingdom Registrars
Capita Registrars
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
Telephone: +44 870 162 3100
Fax:
+44 208 639 2342
ADR Depositary
The Bank of New York
101 Barclay Street
New York, NY 10286
United States of America
Telephone: +1888-BNY ADRS
Fax:
+1 212 571 3050
Trading Symbols
JSE Securities Exchange South Africa HAR
New York Stock Exchange, Inc.
HMY
London Stock Exchange plc HRM
Euronext Paris HG
Euronext Brussels HMY
Berlin Stock Exchange HAM1
Registration number 1950/038232/06
Incorporated in the Republic of South Africa
ISIN: ZAE000015228

This report contains "forward-looking statements" within the meaning of Section 27 A of the Securities Act of 1933, as amended, and Section 21 E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. These statements relate to our expectations, beliefs, intentions or strategies regarding the future and include, without limitation: (i) estimates of future earnings, and the sensitivity of earnings to the gold and other metals prices; (ii) estimates of future gold and other metals production and sales; (iii) estimates of future cash costs; (iv) estimates of future cash flows, and the sensitivity of cash flows to the gold and other metals prices; (v) statements regarding future debt repayments; (vi) estimates of future capital expenditures; (vii) estimates of reserves and statements regarding future exploration results and the replacement of reserves; and (viii) statements regarding modifications to our hedge position. Where we expresses or imply an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, our current views and assumptions with respect to future events are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include, but are not limited to, gold and other metals price volatility, currency fluctuations, increased production costs and variances in ore grade or recovery rates from those assumed in mining plans, as well as political and operational risks in the countries in which we operate and governmental regulation and judicial outcomes. For a more detailed discussion of such risks and other factors, see Harmony's Annual Report on Form 20-F for the year ended 30 June 2003, which is on file with the U.S. Securities and Exchange Commission, as well as the company's other SEC filings.
Many of these factors are beyond our ability to control or predict. Given these uncertainties, you should not place undue reliance on the forward-looking statements. We do not undertake any obligation to release publicly any revisions to any "forward-looking statement" to reflect events or circumstances after the date of this report, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

20 *The Dust Jacket* BACK PAGE

Rising to the challenge

Taking risks is what life is about here at Harpoon. Uncle Ed sometimes ... it in his he...
he's chief reviewer here ...

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: August ****, 2004
Harmony Gold Mining Company Limited
By: /s/ Frank Abbott
Name: Frank Abbott
Title: Chief Financial Officer